U
NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 24 June 2010
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
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T Rule 101(b)(1): ____
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
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under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
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registrant’s securities are traded, as long as the report or other document is not a press release, is not
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
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82-_______________.
Enclosures
: Update from the Chief Financial Officer

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
ISIN: ZAE000006896 US8038663006
Share codes: JSE – SOL NYSE – SSL
(“Sasol” or “the Company”)

UPDATE FROM THE CHIEF FINANCIAL OFFICER

Dear Sasol follower,

I am pleased to report that operating profit has further improved in the third quarter of this financial year. We continue to
benefit from our dedicated focus on enhancing operational
efficiency while maintaining strict cost discipline. Higher
realised product prices and improved production volumes have contributed to healthy cash generation supporting the strength of our balance sheet. The board of directors’ (the Board) approval of a progressive dividend policy demonstrates our confidence in the value that Sasol consistently delivers. Our focus remains on improving total shareholder return and a progressive dividend policy is complementary to the Group’s approach to delivering value for shareholders over time. Our growth plans remain on track. Recent technology developments in the cost-effective
extraction of shale gas, and resulting lower global gas prices, present a significant opportunity for the expansion of our Gas-
to-liquids (GTL) value proposition. As a result, we intend to actively pursue growing our upstream gas reserves. Sasol is well positioned to deliver solid financial and operational results for the full financial year.

Product prices continue to rise

Despite the recent volatility experienced in currency and
commodity markets, third quarter average dated Brent prices of
US$77/bbl at an average exchange rate of R7,50/US$1 supported a
3% increase in domestic fuel prices compared with the first half of this financial year. Chemical product margins also improved significantly with international polymer and solvent commodity prices increasing between 12% and 14%, respectively, in dollar terms from first half levels.

The Group’s near-term expectation is that crude prices should bottom out at around the US$70/bbl range. We believe that a crude price sustainably below US$70/bbl is fundamentally undervalued and expect that OPEC may further cut production at levels below this price floor. The impact of the crude spillage in the Gulf of Mexico on oil prices has yet to be determined.

The continued restraint in production from OPEC and improving global economic fundamentals should support future prices in a range of approximately US$75-US$85/bbl. The greatest risk to our oil price forecast remains a protracted global recession.

Whilst all indications are that the global economy is showing signs of improvement, macroeconomic concerns in some European countries highlight the fragility of this economic recovery.

Risk aversion will continue to place pressure on the rand and we expect that the currency will remain weaker until strong signals of economic recovery are evident.

Sasol Synfuels (Synfuels) sustains operational performance

Operational momentum was maintained with production improvements across the Group’s businesses throughout the third quarter.

Management actions taken at Synfuels in South Africa, which
included staff up-skilling and improving maintenance strategies have realised measurable improvements in operational stability.
Production for the third quarter of 2010 reached 1,8 million tons
(Mt) despite the rain-related flooding and its impact on
production at the start of the quarter. Production for the first nine months of the financial year therefore totalled 5,5Mt, an increase of 3% on the corresponding period in 2009.

Synfuels remains on track to deliver single digit unit cash cost inflation for FY2010 despite higher coal prices from Sasol Mining and increased electricity tariffs from Eskom. Increased
production volumes and effective cost management have largely offset these cost increases. We are pleased that the National
Energy Regulator of South Africa has recently approved our Power
Purchase Agreement with Eskom. We expect that the benefits from this agreement will have a significant effect in mitigating the impact of rising electricity costs on an overall unit cash cost basis.

Synfuels has not re-entered into an oil hedge for any portion of its production at this time.

Production records at Oryx GTL and Arya Sasol Polymers

Since the start of the calendar year, Oryx GTL has shown an
exceptional operating performance. As previously mentioned, the realistic operating rates for a facility of this nature are
typically 80%-90% of nameplate capacity. It is, therefore,
pleasing to note that actual production averaged 29 000 barrels per day, or 90% of nameplate, during the third quarter of our financial year.

In mid-April 2010, Oryx GTL undertook a pre-scheduled statutory biennial maintenance shutdown. The shutdown was concluded
successfully, and the plant has subsequently resumed production.

The Arya Sasol Polymers joint venture also achieved similar
success. The plant operated at 68% of design capacity during the third quarter compared with 55% in the first half.

This is a marked improvement in line with our plan to achieve a full ramp-up of the facility by September 2010.

Strong performance from Chemical cluster

Our Olefins and Surfactants (O&S) business continues to show the benefits of the turnaround project with sales volumes in the third quarter increasing by 7% compared with the first half of the financial year. The improvements in operating margins
realised during the first half of the financial year were also sustained during this period. With O&S leading the way, we expect an improved contribution from our Chemical cluster for the full year.

Recent developments

The Board recently approved the construction of a R1,9 billion ethylene purification unit at its Sasol Polymers plant in
Sasolburg. The plant is expected to go on stream in the second half of calendar 2013 and will be ramped up to full capacity by calendar 2015 factoring in the phased implementation of the
Synfuels C2+ Recovery Project.

The unit will allow for additional ethylene production to ensure better utilisation of the existing downstream polyethylene
plants. Half of the feedstock to the unit will be propane and ethane extracted from natural gas, with the remainder being a combination of existing propane and flared gases sourced from
Synfuels. This project illustrates our renewed focus on unlocking the full potential of our existing chemical assets.

Sasol was pleased by the recent announcement by the Department of
Mineral Resources (DMR) approving the conversion of Sasol
Mining's old order mining rights in respect of both our Secunda complex, and the Mooikraal operation situated near Sasolburg in the Free State. The approval is a significant milestone for Sasol
Mining and will greatly assist in implementing the Ixia Coal
Black Economic Empowerment transaction as part of Sasol's
transformation objective.

Internationally, new technology to extract shale gas at much lower cost than in the past has resulted in large reserves of natural shale gas being available in the US and such finds are also expected in other parts of the world. The prospect of
additional shale gas reserves has lowered the price of gas
relative to oil. As Sasol is one of only two companies that can arbitrage between gas and oil through its GTL technology, this development provides a substantial opportunity to grow our GTL business. Accordingly we aim to actively grow our gas reserves through further exploration and possible acquisitions.

Balance sheet strength allows for funding growth and improved returns to shareholders

A solid balance sheet and strong cash flow generation,
underpinned by improved business conditions, have resulted in a review of our options to enhance returns to shareholders. Taking into consideration the above mentioned factors as well as current capital investment plans, the Group has decided to resume an approach consistent with its long term track record of dividend growth as a key component of adding shareholder value. As a
result the Board has decided to adopt a progressive dividend policy, as stated below:

It is Sasol’s intention to maintain and/or grow dividends over time in line with the Group’s anticipated sustainable growth in earnings, barring significant economic variables such as
fluctuations in the oil price and exchange rates. When deciding on dividends, the Board will also take into consideration several factors including the prevailing circumstances of the Company, future investment plans, financial performance and the trading and macro economic environments.

A consistent return of value to shareholders through increasing dividend payments allows us to return cash to investors while remaining well positioned to fund investment opportunities. The
Group’s growth plans remain robust. The large international
expansion projects are on track with a possible investment
decision on China Coal-to-liquids (CTL) by the end of this
calendar year, and the expected completion of the feasibility study on Uzbekistan GTL within a similar time frame.

Capital expenditure is expected to be maintained at R15 billion for the full financial year. An update on capital expenditure guidance for the medium term will be presented with the release of our year-end financial results on 13 September 2010.

Improved market conditions, higher Group production volumes and cost containment to benefit operating profit for financial year
2010

The improved commodity market performance, anticipated higher
Group production volumes for the year and cost containment is expected to benefit operating profit for financial year 2010.
Functional and business unit-related cost reduction initiatives are yielding positive results. Sasol’s target for the financial year is a cash-fixed cost reduction of approximately R1 billion and we remain on track to deliver these savings.

Currencies remain volatile and given the sensitivity of our
earnings to these, particularly to the Rand/Dollar closing rate as of 30 June, as well as any adjustments arising from our year–
end closure process, a trading statement will be issued once we have a reasonable degree of certainty on the results for
financial year 2010.

The forecast financial information appearing in this update has not been reviewed or reported on by Sasol’s external auditors.

Best regards,

Christine Ramon
Staff changes in the Investor Relations department

As you are aware we recently appointed Nerina Bodasing as the
Group head of Investor Relations. Nerina previously headed up the
Absa Groups’ as well as Gold Fields’ investor relations
functions. We wish her well in her endeavours at Sasol.

Hubert Naude, who has been with the Investor Relations department for five years has joined our New Energy business. We thank
Hubert for his exceptional contribution to the department and wish him well in his new role.

Nwabisa Piki will be joining the Sasol Investor Relations team in
July. Nwabisa has previously worked for the Absa Group and JP
Morgan. We welcome her to Sasol.

24 June 2010
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Forward-looking statements:

In this document we make certain statements that are not
historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies.
Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder
return and cost reductions.

Words such as "believe", "anticipate", "expect", "intend",
"seek", "will", "plan", "could", "may", "endeavour" and "project"
and similar expressions are intended to identify such forward-
looking statements, but are not the exclusive means of
identifying such statements. By their very nature, forward-
looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should
understand that a number of important factors could cause actual results to differ materially from the plans, objectives,
expectations, estimates and intentions expressed in such forward-
looking statements. These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 9 October 2009 and in other filings with the United States Securities and Exchange Commission. The
list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other
uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 June 2010
By:      /s/ N L Joubert
Name: Nereus Louis Joubert
Title:    Company Secretary